UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                OCTOBER 11, 2005

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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MERCK AND CO., INC. EXERCISES OPTION ON PER.C6(R) LICENSE FOR ADENOVIRUS-BASED
VACCINE AGAINST HEPATITIS C



LEIDEN, THE NETHERLANDS, OCTOBER 10, 2005 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL) announced today that Merck & Co., Inc. (NYSE: MRK) has exercised its option to use Crucell's PER.C6(R) production technology to develop an adenovirus-based vaccine against hepatitis C (HCV). Crucell will receive a US$ 1 million ((euro) 0.8 million) exercise fee with the prospect of annual fees and milestone payments, plus royalties on net sales.

Merck already uses PER.C6(R) technology for its adenovirus-based HIV vaccine, currently in proof-of-concept Phase II trials.

"It is extremely satisfying to see that PER.C6(R) can play a role in the fight against such a widespread and serious infection as hepatitis C," said Dr Ronald Brus, Crucell's Chief Executive Officer. "There is no question that the world needs a vaccine against HCV."

Under the terms of the agreement, Crucell has retained 'co-exclusive' rights which provide the Company with the option of developing or co-developing its own HCV vaccine. "Crucell believes that, as with diseases like HIV/AIDS, malaria and TB, adenovirus-based vaccines may prove to be a fruitful approach for HCV because of their ability to induce both cellular and humoral immunity and the scalability that our PER.C6(R) technology can provide," explained the Company's Chief Scientific Officer Dr Jaap Goudsmit.

ABOUT HCV

Hepatitis C is a disease of the liver caused by the hepatitis C virus (HCV). HCV is spread primarily by direct contact with human blood, with intravenous drug use employing contaminated needles being among the causes of transmission. The World Health Organization (WHO) estimates that approximately 200 million people, 3% of the world's population, are infected with HCV, with 3-4 million people newly infected each year. About 85% of infected people become chronically infected and 70% develop chronic hepatitis, putting them at risk of developing cirrhosis of the liver or liver cancer. WHO estimates that hepatitis C is an epidemic disease in 131 countries around the world, and is responsible for 50-76% of all liver cancer cases and two-thirds of all liver transplants in the developed world. No vaccine currently exists for the prevention of HCV infection.

ABOUT CRUCELL

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria, West Nile virus and rabies. The company's development programs include collaborations with: Sanofi Pasteur for influenza vaccines; the U.S. National Institutes of Health for Ebola and malaria vaccines; and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its PER.C6(R) production technology. The company also licenses its PER.C6(R) technology to the biopharmaceutical industry. Licensees and partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

CRUCELL'S LICENSING PROGRAM DISCLOSURE POLICY

Crucell believes it has a duty to inform (potential) investors and other stakeholders about every licensing agreement it reaches with third parties - regardless of the significance of current or future revenue or royalties generated by the agreement. Crucell fulfils this duty by issuing a press release that invariably consists of the name of the contract party, the nature of the license and an indication of the relevant technology or therapeutic area. This ensures that every potential investor or interested party can be fully up-to-date with all licensing agreements made by Crucell with third parties. An overview of all Crucell's licensees and partners can be found on the Company's website, including an overview of each relevant product's phase of development.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 14, 2005, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For further information please contact:

Crucell N.V.
Harry Suykerbuyk
Director Investor Relations and Corporate Communications
Tel. +31-(0)71-524 8718
h.suykerbuyk@crucell.com

For Crucell in the US:
Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733
tredington@redingtoninc.com


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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

   OCTOBER 11, 2005                               /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer